[US Airways, Inc. Letterhead]



                                                     July 9, 2002


Via EDGAR and Facsimile
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Heather Maples

                           Re: US Airways, Inc.
                               Registration Statement on Form S-4
                               Filed December 7, 2001
                               File No. 333-74734
                               -----------------------------------

Dear Ms. Maples:

                  Pursuant to Rule 477 under the Securities Act of 1933, as amended, US Airways, Inc. (the "Company") hereby applies for the withdrawal of its Registration Statement on Form S- 4, including all exhibits thereto (File No. 333-74734), filed by the Company with the Securities and Exchange Commission on December 7, 2001 (the "Registration Statement"). The Registration Statement is being withdrawn because the proposed transaction to which it relates has been delayed. No sales of the securities have been made pursuant to the Registration Statement.

                  Please direct any questions regarding this request for withdrawal to:

                         Howard L. Wu, Esq.
                         Managing Director and
                         Associate General Counsel
                         US Airways, Inc.
                         Crystal Park Four
                         2345 Crystal Drive
                         Arlington, Virginia 22227
                         Telephone:  (703) 872-5228
                         Fax:  (703) 872-5252

                  with a copy to:

                         Seth E. Jacobson, Esq.
                         Skadden, Arps, Slate, Meagher & Flom (Illinois) 333 West Wacker Drive, Suite 2100
                         Chicago, Illinois 60606
                         Telephone:  (312) 407-0889
                         Fax: (312) 407-0411


                                       Very truly yours,

                                       US Airways, Inc.


                                       By:  /s/ Howard L. Wu
                                           ----------------------------------
                                                Howard L. Wu
                                                Managing Director and
                                                Associate General Counsel